Luísa Pestana
Director, Corporate Communications and
Investor Relations
Vodafone Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A–15°
1649–032 Lisboa PORTUGAL

Phone: 351.21.091.5251
Fax: 351.21.091.5480
Cellular: 351.91.7210105
email: ir@vodafone.pt

SUPPL

25 February 2002

SEC FILE NUMBER 82–4528

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: Vodafone Telecel – Comunicações Pessoais, S.A., File Number 82–4528; Subsequent Submission Pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934 claimed by Vodafone Telecel – Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon and Oporto Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. Press Release: "Vodafone – New Ringing Tones for Sagem handsets"
2. Press Release: "Vodafone – Screen Savers for Nokia 3310 and 3330"
3. Press Release: "Vodafone – Goals Live"
4. Press Release: "Vodafone – Netc Vizzavi portal launches shopping in partnership with D–Mail"
5. Press Release: "Vodafone – Final Golf Classic 2001Tournament"
6. Press Release: "Vodafone –Voice Controlled Mailbox"
7. Press Release: "Vodafone – Transition to VODAFONE brand name completed"
8. Press Release: "Vodafone – General Meeting approves new Company name"
9. Press Release: "Portuguese Navy and Vodafone sign contract for supply of services"
10. Press Release: "Vodafone sells 80% of TelecelOnline"
11. Press Release: "Vodafone announces First Half 2001 (April to September) Results"
12. Press Release: "Voice–Activated Voice Mail Service – An Exclusive Vodafone Service"
13. Press Release: "3G Multimedia Messaging Service Successfully tested on Vodafone's GPRS network"
14. Press Release: "Vodafone – First operator to provide roaming GPRS services"
15. Press Release: "New Year's Eve – Vodafone processed 13 million messages"

dle 3/4

16. Press Release: "Vodafone to support Youth Centre in Timor"
17. Press Release: "Vyrus– YORN Shopping Attack"
18. Press Release: "Vodafone Telecel announces Results for Nine Months ended 31 December 2001"
19. Press Release: "Vodafone Roaming in 108 countries"
20. Press Release: "Vodafone Ferrari Alliance Moves Towards New Season"
21. Press Release:"Vodafone launches Music Box Service"

Please acknowledge receipt of this letter and the enclosures by date–stamping the enclosed copy of this letter, and returning it to me in the self–addressed, stamped envelope.

Sincerely,

Luísa Pestana

Luísa Pestana
Director, Corporate Communications and Investor Relations
Vodafone Telecel – Comunicações Pessoais, S.A.

enclosures

Telecel Vodafone
New Ringing Tones for Sagem handsets

Lisbon, 13 August 2001 - Telecel Vodafone is now offering new ringing tones for Sagem phones. Until now, only Customers with Nokia phones have been able to make use of the Ringing Tones and Logo service.

The downloading of the ringing tones is similar. Customers can access the Telecel Vodafone site at www.telecelvodafone.pt, register in the Customer Area and effect their request via Internet. Alternatively, they can request a ringing tone by sending a text message to the 1561 number, reading: TOQUE <tone code >. On the service site at www.ti.telecelvodafone.pt, Customers can listen to the available range of ringing tones, and find out the corresponding codes and compatible Sagem handsets.

The applicable tariff is that for the Ringing Tones and Logo service, i.e. 0.10 EUR (20 PTE) per message sent to the 1561 number, and 0.50 EUR (100 PTE) to receive a ringing tone.

Prices include VAT at the applicable rate.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. nº 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o nº 2424 - Sociedade Aberta

Telecel Vodafone
Screen Savers for Nokia 3310 and 3330

Lisbon, 13 August 2001 - Telecel Vodafone is now offering screen savers for Nokia 3310 and 3330 handsets, through the Ringing Tones and Logo service. The screen savers are images displayed on the mobile phone screen when the phone is in stand-by mode.

Downloading a screen saver can be done in one of two ways. Customers can send a text message to the 1561 number, reading: SCREEN <Image Code> or SCR <Image Code>. The available range of screen savers can be viewed at www.ti.telecelvodafone.pt. Alternatively, Customers can access the Telecel Vodafone site at www.telecelvodafone.pt, register in the Customer Area and effect their request on the Internet page.

The cost of a screen saver is the same as for any 'Ringing Tone' and 'Logo', i.e. 0.10 EUR (20 PTE) per message sent to the 1561 number, and 0.50 EUR (100 PTE) to receive a screen saver.

Prices include VAT at the applicable rate.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel Vodafone Goals Live

Lisbon, 17 August 2001 – As from today, Telecel Vodafone will be providing a 'Goals Live' Service to enable customers to follow the games of the Premier League and National football teams via text messages. The competitions covered are the Premier Clubs League, the Portugal Cup, the Cândido de Oliveira SuperCup and the European Championship qualifying rounds. The Service will also provide information on all goals scored in matches played by the national team. All the content of the 'Goals Live' Service is supplied by the Netc Vizzavi portal.

To activate the service, customers simply need to send a text message to 1566 with the name of the desired club or of the National Team. From then onwards, customers will be alerted immediately a goal is scored in any of the matches in which the selected team is playing. Messages will contain information on the scoring team, the scorer, the minute of the game when the goal was scored, and the score. At the end of the match, a text message will be sent with the final score. Customers can sign up for as many teams as they wish.

The 'Goals Live' service will also enable customers to check scores in real time without having to sign up for a particular team. Telecel Vodafone customers need only send a text message to 1566 reading RESULTADO 'equipa' (SCORE'team').

The charge for the Service is 50 escudos (0.25 euros) per message received containing live information on goals.

All figures include VAT at the applicable rate.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. n° 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o n° 2424 - Sociedade Aberta

Telecel Vodafone
Netc Vizzavi portal launches shopping in partnership with D-Mail

Lisbon, 23 August 2001 - The Netc Vizzavi portal (www.netc.pt or www.vizzavi.pt) has entered into partnership with D-Mail, a company specialising in multi-channel sales, to offer on-line shopping for original presents and practical ideas from 21 August. The D-Mail shop can be accessed via the Shopping channel of the Netc Vizzavi portal (www.compras.netc.pt) or at dmail.netc.pt.

Through the Netc Vizzavi portal, it is now possible to buy a huge range of highly original products, in particular useful items for the home, office, sport and leisure and small electronic goods.

The shopping channel of the Netc Vizzavi portal, which boasts a range of over 100,000 products, is easy to navigate and offers secure transactions and speedy delivery. It also provides customers with a range of additional services such as gift suggestions, thematic specialities, assisted searches and personalised service by each shop.

D-Mail is a company owned by dmail.it, Italy's leading multi-channel shopping group, which successfully combines traditional off-line sales channels with more modern on-line channels. D-Mail will be replicating in Portugal the successful business model developed in Italy by dmail.it.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. n° 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o n° 2424 - Sociedade Aberta

Final Telecel Vodafone Golf Classic 2001 Tournament

Lisbon, 10 September 2001 - The last of the four Telecel Vodafone Golf Classic 2001 tournaments will take place on 22 September at the Belas Country Club. The previous three tournaments were held on 12 May at Vilamoura, 24 June at the Batalha course on S. Miguel Island, Azores, and 7 July at the Estela Golf Club, Oporto.

Maseratti and Hugo Boss are co-sponsors of this final Telecel Vodafone Golf Classic tournament.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

vodafone

Telecel Vodafone
Voice Controlled Mailbox

Lisbon, 25 September 2001 - Telecel Vodafone is the first operator in Portugal to introduce voice recognition to its Voice Mail system.

Telecel Vodafone customers will now be able to access their Mailbox from any phone, and listen to and organise received messages, using simple voice commands in Portuguese.

Amongst other advantages, this new facility will increase mobility and freedom of movement in numerous situations, namely when driving or using a computer. It will still be possible to access the Mailbox using the handset keys, since this function will continue to be valid.

Initially, the Voice Controlled Mailbox Service will only be available to customers on Regular Tariff Plans. It is expected, however, that it will soon be on offer also with pre-paid services.

The service can be activated via Telecel Vodafone Customer Services (16 9 12). The activation fee is 500 escudos (2.49 euros).

The above prices are subject to VAT at the applicable rate.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. nº 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o nº 2424 - Sociedade Aberta

Telecel Vodafone
Transition to VODAFONE brand name completed

Lisbon, 4 October 2001 - With effect from 22 October, Telecel Vodafone will be known simply as VODAFONE. This will conclude, some three months earlier than originally planned, the transition phase to the new brand name, announced in December 2000.

The changeover is the result of a complex and successful process of migration to the new brand name, and reflects the very positive welcome received from customers and the general public. Successive studies carried out since the start of the transition phase have shown a high level of recognition and receptivity to the VODAFONE brand, and a strong association with the Telecel brand.

This process, reflecting the Company's link to the world's largest mobile communications group, has been under way simultaneously in other European operators. Telecel Vodafone is the first operator in the Group to make the definitive change of brand name.

2001 is a transitional period for several operators in the Group. The changeover to the VODAFONE brand is one element in a process designed to forge the biggest and best global mobile telecommunications brand and one of the ten better known brands in the world, anticipating a future of convergence and service improvements on a world scale.

The Vodafone Group is the world's largest mobile communications group, with over 93 million customers in 29 countries spread over five continents. Being part of a group of this nature and size will enable the Company to benefit from a powerful brand name and to offer customers even more competitive prices, together with new, and ever better and more distinctive services and equipment.

The advertising campaign announcing the definitive changeover to the VODAFONE brand will be launched on 8 October.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. nº 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o nº 2424 - Sociedade Aberta

vodafone

Telecel Vodafone
General Meeting approves new Company name

Lisbon, 10 October 2001 – Today's General Meeting of Shareholders, held at the Company's head office, approved the new Company name "Vodafone Telecel – Comunicações Pessoais, S.A.", replacing the former name (Telecel - Comunicações Pessoais, S.A.).

As from 22 October, all communications from the Company will solely use the VODAFONE brand. This brings the migration from the Telecel brand to the VODAFONE brand, which began in January 2001, to a fast and successful conclusion.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. nº 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o nº 2424 - Sociedade Aberta

vodafone

Portuguese Navy and Telecel Vodafone sign contract for supply of services

Lisbon, 11 October 2001 - A major contract for the supply of telecommunications services has been signed between Telecel Vodafone and the Portuguese Navy. Under the contract, Telecel Vodafone will supply mobile, fixed and convergent services (including VPNs - virtual private networks), thereby becoming the Navy's global telecommunications operator

Telecel Vodafone is naturally pleased and proud to have signed this contract with the Portuguese Navy. The contract demonstrates the confidence placed by such a prestigious institution with major responsibilities in the reliability and quality of Telecel Vodafone's network and services, and in the competitiveness of its prices.

The agreement was signed on 9 October by the Vice-Chief of the Navy General Staff, Vice-Admiral Luís Mota e Silva, and the Vice-President of Marketing and Sales of Telecel Vodafone, Mr. António Coimbra.

For further information, please contact Telecel Vodafone's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.91.378.5252 (phone), +351.21.722.5480 (fax) or by e-mail at press@telecelvodafone.pt

Telecel, Comunicações Pessoais, S.A.
Rua Tomás da Fonseca - Centro Empresarial Torres de Lisboa Torre A, 14° 1649-032 LISBOA Tel.: 91 378 50 00 / 21 722 50 00 Fax: 21 727 21 39
Contrib. nº 502544180 - Cap. Social 107.500.000 - Inscrito na C.R.C. de Lisboa sob o nº 2424 - Sociedade Aberta

Vodafone Telecel sells 80% of TelecelOnline

Lisbon, 9 November 2001 - Vodafone Telecel has today announced the sale of its stake of 80% in TelecelOnline to the Vizzavi Europe Group. The company will now be owned 20% by Vodafone Telecel and 80% by the Vizzavi Europe Group, a joint venture between the Vodafone Group and Vivendi Universal.

The sale price for the shares, representing 80% of the share capital of TelecelOnline, has been agreed at 32.08 million euros, plus an additional amount to correspond to TelecelOnline's business activity for the period between 1 June and 31 October of this year.

Vizzavi currently operates in England, France, Germany, Holland, Italy, Greece, Spain and now Portugal. The Vizzavi portal aims to become the number one multi-access portal in Europe by excelling in mobile portal services and leading shared and entertainment content.

The experience of Netc in the Portuguese market and its focus on mobile access to content, allied to the close link with Vodafone Telecel, will enable the Vizzavi portal to provide content and services matched to the latest developments in new technology. The parties are also considering further co-operation agreements, particularly in the area of marketing and use of shared brands (Co-Branding Agreements).

For further information, please contact the Vodafone Telecel Corporate Communications and Investor Relations Department on 800.910.400 or 21.091.5252 (phone), 21.091.5480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

VODAFONE TELECEL ANNOUNCES FIRST HALF 2001 (April to September) RESULTS
Another quarter of record revenues and ARPU stabilisation

Lisbon, Portugal: 15 November 2001 — Vodafone Telecel Comunicações Pessoais, S.A. (Lisbon and Oporto Stock Exchange: TLE AM; Reuters: TELN.IN) today reports unaudited results for the six months ended 30 September 2001. Vodafone Telecel realised record total operating and service revenues in the first half 2001, achieving EUR 513.2 million and EUR 478.4 million, up 21.1% and 23.6%, respectively, from the same period in the prior year. Total operating revenues are comprised of service revenues (revenues generated by communications services) and other revenues, which principally include the sale of handsets.

Vodafone Telecel's EBITDA for the first half 2001 was EUR 139.7 million, down 1.1% from the same period in the prior year and up 25.3% from the previous six months. EBITDA margin on service revenues in the six months ended September 2001 was 29.2%. Excluding new business development and operating costs, EBITDA reached EUR 146.3 million and EBITDA margin on service revenues was 31.2%. For the full year 2001, Vodafone Telecel maintains the target of double-digit EBITDA growth over the previous year, as a result of the profitability increase expected in the second half of 2001 when compared with the same period in the prior year.

At the end of September 2001, Vodafone Telecel's registered cellular customer base stood at 2,668,947, a net addition of 190,147 cellular customers since 1 April 2001. Vodafone Telecel continues to focus on maximising service revenues and ARPU, by targeting new valuable customers and retaining its best customers.

At the same date, about 92% of the Company's registered cellular customers were active (excluding customers who did not generate revenue in the previous three months). Pre-paid continued to represent the majority of gross additions for the six months ended 30 September 2001 and, at that date, registered cellular customers of pre-paid services represented approximately 75% of Vodafone Telecel's cellular customer base.

Vodafone Telecel's monthly average revenue per registered cellular customer (ARPU) has shown a positive behaviour since the fourth quarter 2000, with quarter on quarter increases indicating a stabilisation trend. ARPU in the cellular business was EUR 30.42 in the first half 2001 and EUR 30.59 in the second quarter 2001, a 0.8% increase over the previous quarter. ARPU per active cellular customer was EUR 32.92 in the first half 2001 and EUR 33.29 in the second quarter 2001, a 1.3% increase over the previous quarter.

An improvement was also seen in traffic levels, with the total voice billed usage reaching 2,179 million minutes in the first half 2001, up 30.9% from the same period in the prior year and up 22.1% from the second half 2000. The average monthly usage per customer was 141 minutes in the first half 2001 and 145 minutes in the second quarter 2001, up 5.8% from the previous quarter.

Vodafone Telecel intends to maintain its leadership positioning in the Portuguese mobile market by leading the mobile and Internet convergence and UMTS development in Portugal. About 40% of the total cellular customer base regularly uses the short message service (SMS) and those customers sent an average of 49 SMS per month in the six months ended 30 September 2001. Mobile data revenues, which include SMS, Internet mobile access, data and fax, represented around 5% of Vodafone Telecel's service revenues in the first half 2001, and are expected to grow to more than 20% in the next 5 years.

On the Internet access service Vodafone Telecel had around 520,000 registered customers at the end of September 2001, an increase of 121,000 customers in the first half 2001. Vodafone Telecel closed the transaction with Vizzavi for the sale of 80% of its B2C portal last November 9th.

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

On the indirect fixed access service, Vodafone Telecel had around 105,000 registered customers at the end of September 2001, of which around 80% are business customers, the market segment where the Company focuses its commercial activity in the fixed line business. Additionally, with its direct access service, Vodafone Telecel provides a broader range of telecom services in the Lisbon and Oporto areas to around sixty corporate customers.

Vodafone Telecel's Chairman of the Management Board and CEO, Mr. António Carrapatoso, said, "In the last few quarters Vodafone Telecel revenues and EBITDA have increased. For the full year 2001 we anticipate EBITDA growth relative to 2000. We expect to achieve this by focusing on cost structure and margin improvements. Both our communications and total operating revenues have steadily increased and recent ARPU evolution has demonstrated a positive trend towards stabilisation. We intend to maintain our differentiation as the most innovative and customer-oriented operator in Portugal, providing the most competitive offer and leading the launch of mobile data services. In October, we have concluded a very successfully process of migration to the Vodafone brand and we will continue to direct our efforts to maximise brand awareness, showing our customers the advantages of being part of the largest world mobile community. Vodafone Telecel will continue to focus on delivering value to both our customers and shareholders based on the strong internal competencies we have built."

Please contact Luísa Pestana (+351.21.091.5252, fax +351.21.091.5480, e-mail ir@vodafone.pt) of Vodafone Telecel Corporate Communications and Investor Relations for more information.

"Safe Harbour" Statement

Except for the historical information presented, the matters discussed herein are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include: a change in economic conditions in Portugal which would adversely affect the level of demand for communications services; greater-than-anticipated competitive activity requiring reduced pricing and/or product offerings or resulting in higher acquisition costs or higher customer churn; decline of average revenue per customer due to an increasing proportion of pre-pay customers and declining rates; greater-than-expected customer growth driving increased investment in network capacity; impact of changes in the regulatory environment; impact of new business opportunities requiring significant up-front investments; and impact on capital spending from the deployment of new technologies.

SELECTED FINANCIAL AND OPERATIONAL METRICS

Half Year Figures	Apr-Sep 2001 (H1 01)*	Oct 00-Mar 01 (H2 00)*	Apr-Sep 2000 (H1 00)*	H1 01 / H2 00	H1 01 / H1 00
	EUR Mn	EUR Mn	EUR Mn	%Change Fav/(Unfav)	
Total Operating Revenues	513.2	475.6	423.6	7.9%	21.1%
Service Revenues	478.4	433.4	387.2	10.4%	23.6%
Other Revenues	34.8	42.2	36.4	(17.5%)	(4.4%)
Depreciation	61.4	57.4	49.9	7.0%	23.0%
EBITDA	139.7	111.5	141.2	25.3%	(1.1%)
EBITDA Margin on Service Revenues	29.2%	25.7%	36.5%	3.5 pts	(7.3 pts)
Pre-Tax Income	67.4	45.4	84.7	48.5%	(20.4%)
Tax Rate	40.4%	41.9%	36.5%	1.5 pts	(3.9 pts)
Net Income	40.2	26.4	53.8	58.3%	(24.0%)
EPS (EUR)	0.19	0.12	0.25	58.3%	(24.0%)
Cellular Net Additions	190,147	458,823	225,050	(58.6%)	(15.5%)
EOP Registered Cellular Customers	2,668,947	2,478,800	2,019,977	7.7%	32.1%
Registered Cellular Monthly ARPU (EUR)	30.42	31.64	33.56	(3.9%)	(9.4%)
Registered Cellular Monthly CCPU (EUR)	20.94	22.82	20.30	8.2%	(3.2%)
Monthly Voice MOU per Registered Cellular Customer	141	132	145	6.8%	(2.8%)
Monthly No of SMS (Out+In) per Regist. Cellular Customer	26	27	14	(3.7%)	85.7%
Monthly No of SMS (Out+In) per Cellular Regular User	68	69	47	(1.4%)	44.7%
EOP Internet Customers	520,000	400,000	236,000	30.0%	120.3%
EOP Fixed Indirect Access Customers	105,000	89,000	62,000	18.0%	69.4%

Quarterly Figures	Jul-Sep 2001 (Q2 01)*	Apr-Jun 2001 (Q1 01)*	Jul-Sep 2000 (Q2 00)*	Q2 01 / Q1 01	Q2 01 / Q2 00
	EUR Mn	EUR Mn	EUR Mn	%Change Fav/(Unfav)	
Total Operating Revenues	264.1	249.0	221.0	6.1%	19.5%
Service Revenues	244.7	233.7	200.3	4.7%	22.2%
Other Revenues	19.5	15.3	20.6	27.5%	(5.3%)
Depreciation	31.4	30.0	26.4	4.7%	18.9%
EBITDA	71.9	67.8	73.4	6.0%	(2.0%)
EBITDA Margin on Service Revenues	29.4%	29.0%	36.6%	0.4 pts	(7.2 pts)
Pre-Tax Income	35.7	31.6	44.3	13.0%	(19.4%)
Tax Rate	37.8%	43.3%	36.9%	5.5 pts	(0.9 pts)
Net Income	22.2	17.9	27.9	25.0%	(23.1%)
EPS (EUR)	0.10	0.08	0.13	25.0%	(23.1%)
Cellular Net Additions	105,193	84,954	162,753	23.8%	(35.4%)
Registered Cellular Monthly ARPU (EUR)	30.59	30.35	34.21	0.8%	(10.6%)
Registered Cellular Monthly CCPU (EUR)	21.14	20.82	20.65	(1.5%)	(2.4%)
Monthly Voice MOU per Registered Cellular Customer	145	137	150	5.8%	(3.3%)
Monthly No of SMS (Out+In) per Regist. Cellular Customer	24	28	15	(14.3%)	60.0%
Monthly No of SMS (Out+In) per Cellular Regular User	64	73	48	(12.3%)	33.3%

* Unaudited, prepared in accordance with Portuguese GAAP

Vodafone Telecel Corporate Communications and Investor Relations
Luisa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

INCOME STATEMENT	Apr-Sep 2001 (H1 01)*	Oct 00 - Mar 01 (H2 00)*	Apr-Sep 2000 (H1 00)*
	EUR Mn	EUR Mn	EUR Mn
Operating revenues			
Communications services	478.4	433.4	387.2
Sales of equipment and accessories	34.8	42.2	36.4
Total operating revenues	**513.2**	**475.6**	**423.6**
Operating expenses			
Interconnection costs	143.0	135.3	85.5
Cost of equipment and accessories sold	46.6	70.7	53.0
Selling, general, administrative & other expenses	137.7	119.6	111.0
Wages and salaries	35.7	31.8	27.5
Depreciation and amortisation	61.4	57.4	49.9
Provision for bad debts, excess inventory & other	10.5	6.7	5.4
Total operating expenses	**434.9**	**421.5**	**332.3**
Operating income	**78.3**	**54.1**	**91.3**
Other income (expense)			
Interest and other income	1.8	3.9	1.6
Interest and other expense	(11.0)	(10.9)	(7.1)
Other non-operating income	(2.0)	(1.7)	(1.1)
Minority interests	0.3	0.0	0.0
Income before income tax	**67.4**	**45.4**	**84.7**
Income tax provision	(27.2)	(19.0)	(30.9)
Net Income	**40.2**	**26.4**	**53.8**

* Unaudited, prepared in accordance with Portuguese GAAP

Vodafone Telecel Corporate Communications and Investor Relations
Luísa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

BALANCE SHEET	30 Sep 2001 *	31 Mar 2001 *	30 Sep 2000 *
	EUR Mn	EUR Mn	EUR Mn
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	5.5	2.0	1.7
Accounts receivable			
Trade receivables, net	263.0	185.9	137.3
Taxes receivables	2.5	1.7	1.1
Other debtors	11.6	7.7	9.5
Total accounts receivable	277.1	195.3	147.9
Inventories	21.7	23.5	39.6
Prepaid expenses/Deferred costs	70.0	62.7	53.8
Total current assets	**374.3**	**283.5**	**243.0**
INVESTMENT ASSETS			
Financial investments	1.1	3.1	0.0
Fixed assets, Net	544.8	535.4	453.0
Intangible assets, Net	123.1	121.6	15.3
Total investment assets	**669.0**	**660.1**	**468.3**
TOTAL ASSETS	**1,043.3**	**943.6**	**711.3**
LIABILITIES AND SHAREHOLDERS' EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
Accounts and notes payable			
Corporate bonds			
Bank loans and overdrafts	21.7	54.8	30.4
Trade creditors	164.4	137.5	119.1
Shareholders loans	230.0	240.0	75.0
Taxes payable	41.5	13.6	41.2
Other creditors	3.6	6.9	5.4
Other provisions	22.2	17.1	12.9
Total accounts and notes payable	483.4	469.9	284.0
Accrued expenses	116.2	79.8	56.6
Deferred income	35.7	26.3	29.4
Total current liabilities	**635.3**	**576.0**	**370.0**
MEDIUM AND LONG TERM LIABILITIES			
Corporate bonds			
Total medium and long term liabilities			
TOTAL LIABILITIES	**635.3**	**576.0**	**370.0**
MINORITY INTEREST	**0.2**	**0.0**	**0.0**
SHAREHOLDERS' EQUITY			
Common stock - at par value	107.5	107.5	107.5
Own shares	(6.8)	(6.8)	(6.8)
Reserves	266.9	186.8	186.8
Retained earnings	40.2	80.1	53.8
TOTAL SHAREHOLDERS' EQUITY	**407.8**	**367.6**	**341.3**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,043.3**	**943.6**	**711.3**

* Unaudited, prepared in accordance with Portuguese GAAP

Vodafone Telecel Corporate Communications and Investor Relations
Luisa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

vodafone

Voice-Activated Voice Mail Service

An Exclusive Vodafone Service

Lisbon, 29 November 2001 - Vodafone now offers its Voice-Activated Voice Mail Service to all existing and future customers.

The Voice-Activated Voice Mail Service is an exclusive Vodafone service enabling customers to access their mail boxes from any telephone and to listen to and organise received messages, using simple voice commands in Portuguese. Among other benefits, this revolutionary service will increase mobility and freedom of movement in innumerable situations, such as while driving or using a computer. It will continue to be possible, however, to access the mail box using the telephone keypad.

The first phase of the Voice-Activated Voice Mail Service was launched on 25 September, and was only available at that time to Regular Tariff Plan customers. As from today, it will also be available to new customers of pre-paid services.

Existing customers who already have another Voice Mail service active and wish to change to the Voice-Activated Voice Mail Service can do so free-of-charge by calling Vodafone Customer Services on 16 912.

At present, this new service is provided at no cost to Vodafone customers.

For further information, please contact the Vodafone Telecel Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

3G Multimedia Messaging Service

Successfully tested on Vodafone's GPRS network

Lisbon, 3 December 2001 – Vodafone has successfully carried out initial tests of its Multimedia Messaging Service (MMS), which represents an important development of the popular SMS, incorporating as it does text, audio, images and video.

MMS offers all the same functions as SMS, but with the additional benefit of enabling the user to send multimedia content such as images, audio and video. Although MMS is a so-called "3G" (third generation) service, it will shortly be available using Vodafone's existing GPRS network. Later, when UMTS is launched, the service will benefit from enhanced bandwidth, which will permit mobile messaging containing an even wider range of multimedia content such as video on the move.

Vodafone in Portugal thus retains its leadership in the new technologies required to handle mobile multimedia content (images, video and audio) and which will be available on the market even before the launch of 3G mobile communications – UMTS.

Tests have been carried out in recent months, incorporating into Vodafone's GPRS network two platforms by different suppliers, CMG and Ericsson. It was possible for the first time to send MMS messages containing colour photographs and text between Ericsson T68 handsets. Other tests were also made - for example, sending MMS to e-mail and e-mail to MMS.

Vodafone has been establishing partnerships with various suppliers, which provide applications for added-value services using MMS.

A demonstration of the new service will be on show on Vodafone's stand at the 11th Communications Fair (APDC) to be held in Lisbon at the FIL Exhibition Centre in Junqueira.

For further information, please contact the Vodafone Telecel Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +.351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

Vodafone
First operator to provide roaming GPRS services

Lisbon, 5 December 2001 - As from 1 December, Vodafone customers in Portugal have been able to access GPRS services in roaming when visiting Spain or the United Kingdom, using the networks of Airtel (Vodafone Spain) and Vodafone UK.

Vodafone is therefore the first operator in Portugal and one of the first in the world to provide its customers with access to roaming GPRS services. From now forwards, the international coverage of the GPRS service will be progressively extended to serve all customers with phones equipped with this technology.

Vodafone customers visiting Spain or the United Kingdom will be able to use the same GPRS services as are available in Portugal, such as WAP over GPRS (Wap On-line), Internet access via a personal computer or PDA, sending and receiving e-mails, and remote access to various business applications.

GPRS access to Internet/Intranet, databases, applications and e-mail in roaming enables users, quickly and while travelling, to call up and update all the content normally available to them when they are in Portugal, wherever they happen to be.

Access to roaming GPRS services is effected in the same environment as inland calls (i.e. it is not necessary to alter the current user profile for GPRS services). In other words, communication with WAP or Web services and/or remote access to companies (business access) is effected in roaming in exactly the same way as for inland calls.

The services will be charged for purely on the basis of the volume of information transferred (both sent and received). At present, this service is only available to customers on regular tariff plans.

The GPRS technology, launched for the first time in Portugal by Vodafone in September 2000, is a packet-switched data transmission technology using the IP communications protocols used for the Internet. With this technology, the customer is always on-line without needing to establish a permanent phone connection, and paying only for the information sent and received.

By providing the GPRS roaming service in Spain and the United Kingdom, and shortly in other countries, Vodafone aims to retain its leadership of the mobile data revolution and provision of information to customers on their cellphones, wherever they happen to be.

For further information, please contact the Vodafone Telecel Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

New Year's Eve
Vodafone processed 13 million messages

Lisbon, 3 January 2002 – On 31 December and 1 January, Vodafone's SMS service processed around 13 million text messages. A similar number had earlier been recorded on 24 and 25 December – leading the number of messages processed by Vodafone on these holidays to reach 25 million.

Regarding voice traffic, the heaviest demand was experienced between 5 p.m. on 31 December and 1 a.m. on New Year's Day, while text messages were concentrated mainly between 7 p.m. and midnight.

In spite of the high volume of traffic at New Year's Eve, voice calls and text messages were processed smoothly.

For further information, please contact the Vodafone Telecel Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

vodafone

Vodafone to support Youth Centre in Timor

Lisbon, 22 January 2002 – Vodafone Telecel and the Vodafone Telecel Foundation have signed an agreement with the 12th November Association to provide support for Internet access at the Fr. António Vieira Youth Centre in Dili, the capital of East Timor.

The Fr. António Vieira Youth Centre is a joint project between the 12th November Association, the *Company of Jesus and Movijovem which provides personal and occupational support and training to* Timorese young people with a view to assisting in their personal development and helping them to play a part in the reconstruction of their country.

The Centre is open to the whole community, in particular to young Timorese. It provides study facilities and organises occupational training courses. The Centre employs information technology to support its activities, and it possesses a range of audio-visual and computer equipment and high-speed Internet access.

This co-operation reflects the principles and values of Vodafone's community programmes and has a high chance of success, given that the company has the necessary experience in the introduction and development of information technologies, especially Internet.

The agreement was signed on 11 January 2002 by the chairmen of Vodafone Telecel, António Carrapatoso, of the Vodafone Telecel Foundation, João Borges de Assunção, and of the 12th November Association, Rui Marques. At the ceremony, António Carrapatoso also handed over a donation of 25,000 Euros to the Fr. António Vieira Youth Centre.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

VYRUS – YORN SHOPPING ATTACK
Yorn launches new concept

- New concept of commercial area, located in Chiado
- Oriented for the Y generation
- 1000 square meters over 3 floors
- Bar, Radio, Telecommunications, Fashion, Music, Multimedia, etc.

This Spring Yorn is launching **Vyrus–Yorn Shopping Attack**. With a total area of 1000 square meters distributed in 3 floors, this space presents a mix of unique commercial offer, including fashion, telecommunications, music, radio, bar, multimedia, among other environments. **Vyrus-Yorn Shopping Attack** is located in the heart of Chiado and will be open Mondays through Saturdays, with an extended timetable.

Vyrus-Yorn Shopping Attack is an original concept which, for the first time, and using a clear segmentation for the Y generation, gathers innovation in commerce, lifestyle and entertainment.

Using an innovative image, Vyrus project has started its attack in Chiado, in the centre of Lisbon. This mega store under Yorn's brand is designed to satisfy the non-conformist needs of all those who already share Yorn's lifestyle.

In Vyrus – Yorn Shopping Attack you will be able to find anything, or almost anything you need to share or feel Yorn's lifestyle, which reflects the values of urbanity, sophistication, avant-garde and rhythm of the city of Lisbon, through spaces dedicated to:

- Telecommunications and multimedia with the most recent technology - Internet and X-Box access (the latest Microsoft product in the area of videogame consoles);
- Personal image – including hairdresser, tattooing, clothes, shoes and accessories;
- Music – with an alternative offer which emphasizes new tendencies, vinyl, or the presence of a DJ at the "Amo-te Chiado" bar, of Pedro Miguel Ramos, and Luis Montez's "Rádio Oxigénio";
- Culture and entertainment- a stage for exhibitions, performances, small concerts, presentation of films, etc.

More than a commercial space or a mega store, Vyrus is a meeting point for minds that share Yorn's culture, strength and lifestyle.

VYRUS SPACE

Located in: Rua Nova do Almada, 105 to 115 – Chiado.

In the confluence of Lisbon's "movida" routes, Rua Nova do Almada is located in the historical city centre, benefiting from the influence of both the sophisticated commerce of Rua do Carmo and the avant-garde commerce of Bairro Alto.

The variety of transportation going to Chiado favors the dissemination of this Vyrus, designed to attack mainly young people from15 to 30 years old.

Building: with an original architectural concept, flexible and modular, this space has a store area of 1000 square meters distributed by three floors. Each floor has an approximated area of 400 m2.

Several different types of exotic woods were chosen to interact with other materials such as steel, galvanized iron, metallic net, acrylics, vinyl applications, a variety of coloured napa, rolled stone with small diameter, ultra resistant plastic and even artificial grass to be placed on some of the walls.

The whole project has a great urban influence in terms of architectural design not only because it is a different concept of space without frontiers but also because of its fashion offer (predominance of streetwear) and entertainment (alternative music, leisure and multimedia environments). The leveling of ground -1 shall have a slope similar to that of a skate ramp.

Diversity of materials, environments, services and people are to be the confirmation of Yorn spirit – the reunion of different personalities makes the difference.

VYRUS ENVIRONMENTS

Timetable:

Stores: Monday to Saturday from 10 a.m. to 8 p.m.
Bar: Monday to Saturday from 10 a.m. to 2 a.m.

Ground 0	Ground -1	Ground -2
• Bar/Restaurant "Amo-te Chiado" • Newspaper stand • Games – Microsoft X-Box • Internet access Telecommunications – Yorn Store and exhibition of equipments (Nokia, Siemens, Samsung)	• Cultural space • Music – Matahari Fashion area: • Looking for Love • Others	"Rádio Oxigénio" Fashion area: • EG – • ExclusiveGlamGallery • Others • Bar/coffee shop • Tattooing area • Piercing area

Vyrus-Yorn Shopping Attack presents a commercial offer characterized by the common values of the Y generation. Betting on an alternative image, the Vyrus concept is spread through mouth to mouth in the streets, in the city, in the country, in an urgent movement that disseminates the urban youth's way of being and living through the options:

- "Amo-te Chiado" – first subsidiary branch of Pedro Miguel Ramos' bar "Amo-te Meco". It will be a Bar/Restaurant area where customers will have a drink listening to the best music that Pedro Miguel Ramos and his DJ's will play.
- Matahari – Music shop by Ricardo Manaia and João Valverde, mainly targeted to the consumers of the newest tendencies of dance music.
- Looking for Love – a joint project of the creators of Sooshi and Sneakers Delight that already exist in Bairro Alto where the energy and creativity of both organizations get together.
- Radio Oxigénio – Under the direction of Luís Montez this radio station can be listened to by the visitors of Vyrus Shopping Attack and by all Greater Lisbon. It will mainlly play downbeat, beats & breaks, soul, house, reggae and other rhythms. Major interactivity with all listeners and visitors, as well as with the artists that will show up at Vyrus cultural space is to be achieved.

- EG – ExclusiveGlamGallery – Exclusive T-shirt studio and shop by Fernanda Pereira and Miguel Henriques.
- Yorn shop – an area where Yorn's offer shall have a strong interactive component between consumer and equipments. Nokia, Siemens and Samsung accepted the challenge to be present and have their best equipment for testing. Vodafone products from the consumer segment shall also be present as a complementary offer.

VYRUS PARTNERS

Yorn – Promoter
Jones Lang LaSalle – Commercial, Logistical and Cultural Management of the store.
Brodway Malyan through US Designer – Authors of the architectural project of the Vyrus space
The Basement – Yorn Branding and Yorn store project

Yorn – the promoting brand

Stepping out of traditional performance area, right after its first anniversary, Yorn aims to materialize its strategy of growth and implementation of a brand that has always been supported by a lifestyle concept, over riding the usual focus of a telecommunications operator.

This is a self-sufficient project, with no profit-making goals beyond Yorn's core business.

Yorn´s business model
The commercial and operational management of the space will be the responsibility of Jones Lang LaSalle. The business model will be based on a joint shared risk with the shop owners by means of sales indexed rents.

The awareness of the brand and the high level of satisfaction shown by its clients will, certainly, increase with Vyrus Yorn Shopping Attack, the meeting point for those who share the values of Yorn´s identity.

JONES LANG LASALLE

Jones Lang LaSalle is a services partnership, specializing in the management of Shopping Centers, Leisure Centers, Retail Parks and

Factory Outlets, that has a vast experience in conceiving and developing Shopping Centers, having participated in more than 40 centers in Portugal, namely:

- Acqua Roma, in Lisbon
- Olivais Shopping Center (2nd fase), in Lisbon
- Picoas Plaza, in Lisbon
- Centro Comercial das Glicínias, in Aveiro
- BragaParque, in Braga
- Praça de Touros do Campo Pequeno, in Lisbon
- Foz Plaza, in Figueira da Foz
- Galerias Península, in OPorto
- Campera Outlet Shopping, in Carregado
- Parque Nascente, in Rio Tinto
- Shopping Cidade do Porto, in OPorto

Jones Lang LaSalle, trading in NYSE (New York Stock Exchange), is the global leader of real-estate services, with a global real-estate investment of more than 22 billion dollars in services of real-estate management and facility management and a portfolio of approximately 65 million square meters.

The Retail Group of Jones Lang LaSalle manages more than 125 Shopping Centers in Europe, and more than 280 around the world.

BROADWAY MALYAN PORTUGAL / US DESIGNERS

The architectural project of the Yorn store is the result of the combined work of the team of Broadway Malyan Portugal, based in Lisbon, and of US Designers, based in London. This project was coordinated by Architect Margarida Ordaz Caldeira, the director of the Lisbon office, in close collaboration with Richard Brett, Director of the team of US Designers that, within the Broadway Malyan group, dedicates itself to the projects of shopping centers' interiors, developing the image and architectural space, as well as their graphic design and sinalling.

Broadway Malyan is one of the biggest and most respected Architecture firms in Europe. Founded in 1958 by John Malyan MBE FRIBA, in Weybridg, England, it now has offices in London, Manchester, Weybridge, Reading and Southampton.

In Portugal, Broadway Malyan has started developing projects 13 years ago, being its first project, the "Masterplan" for Sintra Business Park, for Bygg-Fast (Amorim Group).

Moreover, other projects have come to be implemented in our country for companies like:

- BP Portugal – Headquarters building in Marquês de Pombal in Lisbon and the future building of the headquarters of BP Portugal, in Lagoas Park in Oeiras, with about 6.000 square meters.
- BASF – New headquarters and restructuring of the warehouses in Loures.
- Sony through Imocom – new headquarters building in Parque Expo, plus two projects of office buildings in Carnaxide and another in Parque das Nações in Lisbon.
- Carregado – first Factory Outlet in Portugal – Campera Outlet Shopping.
- ESAF/MERCASA – Beloura Shopping Park and "Acqua Roma", in Avenida da Roma.
- In Coimbra, for Reflecta – an industrial park and a retail park.
- In Algarve, Leiria, Aveiro, Viseu and Portimão –several "Retail Parks".

THE BASEMENT

The Basement is the integrated communication agency responsible for all marketing and communication actions for Yorn.

The Basement was founded on 2000 as the answer of NovoDesign, biggest national communication group, to Vodafone's challenge – to create a telecommunications operator specifically for a young target.

The Basement has presently 30 professionals. A multidiscipline agency integrating a unique structure it comprises areas such as advertising, design, corporate, industrial and environment identity, web design, events, direct marketing, 2D&3D production, contents production. The Basement was responsible for the creation of the signature "Your net is your power" and it has contributed for the building of the unique positioning of Yorn as the best and most original telecommunication net for generation Y.

During its short existence, the basement was unanimously considered as the Revelation Agency of the Year. The awards won at several festivals such as Special prize of the jury from the Clube de Criativos de Portugal – Best global communication and special prize of the jury from the Prémios Design Publish – Corporate Identity Yorn, account for this recognition.

The team of the basement was also responsible for the creation and development of the concept "Yorn Shopping Attack". The first exclusive Yorn shop to be born at Vyrus being also a project signed by the basement.

For more information:
Yorn- António Fuzeta da Ponte
Antonio.ponte@vodafone.pt

Ipsis – Consultores de Relações Públicas
T: 21 393 35 80 / F: 21 390 14 12

Mónica Oliveira	Sofia Collares Pereira
Monica.oliveira@ipsis.pt	Sofia.pereira@ipsis.pt

VODAFONE TELECEL ANNOUNCES RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2001

Record net earnings and on track to achieve Full Year Revenues and EBITDA growth targets

Lisbon, Portugal: 30 January 2002 — Vodafone Telecel Comunicações Pessoais, S.A. (Lisbon and Oporto Stock Exchange: TLE AM; Reuters: TELN.IN) today reports unaudited net income of EUR 83.9 million – an accumulated EUR 0.39 per share – for the nine months ended 31 December 2001, up 34.0% over the same period of 2000.

During the third quarter 2001, Vodafone Telecel concluded the sale of 80% of TelecelOnline (B2C portal) to the Vizzavi Europe Group, which resulted in a positive impact on the Company's net income for the nine months ended 31 December 2001 of around EUR 19 million.

Vodafone Telecel achieved total operating and service revenues of EUR 771.7 million and EUR 721.7 million in the nine months ended 31 December 2001, up 15.6% and 19.0%, respectively, from the same period in the prior year. Total operating revenues are comprised of service revenues (revenues generated by communications services) and other revenues, which principally include the sale of handsets.

Vodafone Telecel's EBITDA for the nine months ended 31 December 2001 was EUR 213.2 million, up 13.1% from the same period in the prior year. EBITDA margin on service revenues in the nine months ended 31 December 2001 was 29.6%. Excluding new business development and operation, EBITDA reached EUR 216.0 million and EBITDA margin on service revenues was 30.6%.

As of 31 December 2001, Vodafone Telecel's registered cellular customer base stood at 2,786,835, a net addition of 308,035 cellular customers since 1 April 2001. Of the registered customer base about 9% are inactive (customers who did not generate revenue in the previous three months). Pre–paid continued to represent the majority of gross additions for the nine months ended 31 December 2001 and, at that date, registered cellular customers of pre–paid services represented approximately 74% of Vodafone Telecel's cellular customer base.

ARPU in the cellular business was EUR 29.83 for the nine months ended 31 December 2001, down 8.2% from the same period in the previous year. ARPU per active cellular customer was EUR 32.48 in the nine months ended 31 December 2001.

Vodafone Telecel has seen a significant increase in network traffic, with the total voice billed usage reaching 3,324 million minutes in the nine months ended 31 December 2001, up 31.1% from the same period in the prior year. The average monthly usage per customer was 140 minutes in the nine months ended 31 December 2001, up 2.2% from the same period last year.

Vodafone Telecel intends to maintain its leadership positioning in the Portuguese mobile market by leading the mobile and Internet convergence and 3G development in Portugal. About 40% of the total cellular customer base regularly uses the short message service (SMS) and those customers generated an average of 67 SMS per month in the nine months ended 31 December 2001. Mobile data revenues, which include SMS, Internet mobile access, data and fax, represented around 5% of Vodafone Telecel's cellular service revenues in the nine months ended 31 December 2001, and are expected to grow to more than 20% in the next 5 years.

On the indirect fixed access service, Vodafone Telecel had around 118,000 registered customers at the end of December 2001, of which around 80% are business customers, the market segment where the Company focuses its commercial activity in the fixed line business. Additionally, with its direct access service, Vodafone Telecel provides a broader range of telecom services in the Lisbon and Oporto areas to over seventy corporate customers.

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

Vodafone Telecel's Chairman of the Management Board and CEO, Mr. António Carrapatoso, said, "Vodafone Telecel continues on track to meet this year's growth objectives for revenues and EBITDA, around 15% and 10% respectively. We continue to focus on cost structure and margin improvements, aiming at delivering value to both our customers and shareholders. After a very successful process of migration to the Vodafone brand, we were able to maintain our differentiation as the most innovative and customer–oriented operator in Portugal, providing the most competitive offer and leading the launch of mobile data services. We will continue to show our customers the advantages of being part of the largest world mobile community, focusing on increasing the loyalty of the best customers of each segment."

Please contact Luísa Pestana (+351.21.091.5252, fax +351.21.091.5480, e–mail ir@vodafone.pt) of Vodafone Telecel Corporate Communications and Investor Relations for more information.

"Safe Harbour" Statement

Except for the historical information presented, the matters discussed herein are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include: a change in economic conditions in Portugal which would adversely affect the level of demand for communications services; greater–than–anticipated competitive activity requiring reduced pricing and/or product offerings or resulting in higher acquisition costs or higher customer churn; decline of average revenue per customer due to an increasing proportion of pre–pay customers and declining rates; greater–than–expected customer growth driving increased investment in network capacity; impact of changes in the regulatory environment; impact of new business opportunities requiring significant up–front investments; and impact on capital spending from the deployment of new technologies.

SELECTED FINANCIAL AND OPERATIONAL METRICS

Year to Date Figures * (1 April to 31 December 2001)	Apr–Dec 2001* EUR Mn	Apr–Dec 2000* EUR Mn	% Change Fav / (Unfav)
Total Operating Revenues	771.7	667.8	15.6%
Service Revenues	721.7	606.5	19.0%
Other Revenues	50.0	61.3	(18.4%)
Depreciation	91.3	76.6	19.2%
EBITDA	213.2	188.5	13.1%
EBITDA Margin on Service Revenues	29.6%	31.1%	(1.5 pts)
Pre–Tax Income	131.4	100.3	31.0%
Tax Rate	36.1%	37.6%	1.5 pts
Net Income	83.9	62.6	34.0%
EPS (EUR)	0.39	0.29	34.0%
Cellular Net Additions	308,035	520,348	(40.8%)
EOP Registered Cellular Customers	2,786,835	2,315,275	20.4%
Registered Cellular Monthly ARPU (EUR)	29.83	32.49	(8.2%)
Registered Cellular Monthly CCPU (EUR)	20.71	21.51	3.7%
Monthly Voice MOU per Registered Cellular Customer	140	137	2.2%
Monthly No of SMS (Out+In) per Registered Cellular Customer	26	17	52.9%
Monthly No of SMS (Out+In) per Cellular Regular User	67	52	28.8%
EOP Fixed Indirect Access Customers	118,000	82,500	43.0%

Third Quarter Figures * (1 October to 31 December 2001)	Oct – Dec 2001 * EUR Mn	Oct – Dec 2000 * EUR Mn	% Change Fav / (Unfav)
Total Operating Revenues	258.7	244.2	5.9%
Service Revenues	243.4	219.3	11.0%
Other Revenues	15.3	24.9	(38.6%)
Depreciation	29.9	26.7	12.0%
EBITDA	73.7	47.3	55.8%
EBITDA Margin on Service Revenues	30.3%	21.6%	8.7 pts
Pre–Tax Income	64.2	15.6	311.5%
Tax Rate	31.6%	43.2%	11.6 pts
Net Income	43.9	8.9	393.3%
EPS (EUR)	0.20	0.04	393.3%
Cellular Net Additions	117,888	295,298	(60.1%)
Registered Cellular Monthly ARPU (EUR) ¤	29.79	33.34	(10.6%)
Registered Cellular Monthly CCPU (EUR)	20.46	25.45	19.6%
Monthly Voice MOU per Registered Cellular Customer	141	134	5.2%
Monthly No of SMS (Out+In) per Registered Cellular Customer	26	23	13.0%
Monthly No of SMS (Out+In) per Cellular Regular User	64	60	6.7%

* Unaudited, prepared in accordance with Portuguese GAAP
¤ ARPU adjusted for contract penalty revenues

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

INCOME STATEMENT * (1 April – 31 December 2001)	Apr – Dec 2001 * EUR Mn	Apr – Dec 2000 * EUR Mn
Operating revenues		
Communications services	721.7	606.5
Sales of equipment and accessories	50.0	61.3
Total operating revenues	**771.7**	**667.8**
Operating expenses		
Interconnection costs	217.0	155.0
Cost of equipment and accessories sold	71.2	99.5
Selling, general, administrative & other expenses	211.1	170.4
Wages and salaries	50.7	43.4
Depreciation and amortisation	91.3	76.6
Provision for bad debts, excess inventory & other	8.5	11.0
Total operating expenses	**649.8**	**555.9**
Operating income	**121.9**	**111.9**
Other income (expense)		
Interest and other income	2.5	3.9
Interest and other expense	(18.1)	(12.2)
Other non–operating income	24.7	(3.3)
Minority interests	0.4	
Income before income tax	**131.4**	**100.3**
Income tax provision	(47.5)	(37.7)
Net Income	**83.9**	**62.6**

* Unaudited, prepared in accordance with Portuguese GAAP

Vodafone Telecel Corporate Communications
and Investor Relations
Luisa Pestana, Director

ir@vodafone.pt

Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

BALANCE SHEET *	31 Dec 2001 *	31 Dec 2000 *
	EUR Mn	EUR Mn
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	8.6	3.8
Accounts receivable		
Trade receivables, Net	268.2	167.1
Taxes receivables	1.1	1.5
Other debtors	12.4	10.3
Total accounts receivable	281.7	178.9
Inventories	20.3	35.4
Prepaid expenses/Deferred costs	65.4	57.1
Total current assets	**376.0**	**275.2**
INVESTMENT ASSETS		
Financial investments	11.0	0.2
Fixed assets, Net	552.4	493.9
Intangible assets, Net	126.6	115.9
Total investment assets	**690.0**	**610.0**
TOTAL ASSETS	**1,066.0**	**885.2**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts and notes payable		
Corporate bonds		
Bank loans and overdrafts	56.9	45.3
Trade creditors	172.3	126.8
Shareholders loans	202.5	205.0
Taxes payable	22.9	15.5
Other creditors	7.3	4.4
Other provisions	25.5	15.5
Total accounts and notes payable	487.4	412.5
Accrued expenses	92.5	93.5
Deferred income	33.7	29.1
Total current liabilities	**613.6**	**535.1**
MEDIUM AND LONG TERM LIABILITIES		
Corporate bonds		
Total medium and long term liabilities		
TOTAL LIABILITIES	**613.6**	**535.1**
MINORITY INTEREST	0.0	
SHAREHOLDERS' EQUITY		
Common stock – at par value	107.5	107.5
Own shares	(6.8)	(6.8)
Reserves	267.8	186.8
Retained earnings	83.9	62.6
TOTAL SHAREHOLDERS' EQUITY	**452.4**	**350.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,066.0**	**885.2**

* Unaudited, prepared in accordance with Portuguese GAAP

Vodafone Telecel Corporate Communications
and Investor Relations
Luísa Pestana, Director
ir@vodafone.pt
Phone: +351.21.091.5252
Department Fax: +351.21.091.5480

Vodafone
Roaming in 108 countries

Lisbon, 5 February 2002 – Vodafone customers in Portugal are now able to use the roaming service on the networks of 224 international operators, in 108 countries spread across five continents.

The latest additions to the service's coverage took place at the end of last year in Macao (on the Smartone and Hutchison networks), China (on the China Mobile network) and Venezuela (on the Infonet network).

The latest destinations added to Vodafone in Portugal's roaming service are the Bermudas – via Telecom Bermudas, Mauritania – via Mattel, and the Isle of Man – via Manx.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt

Contrib. nº 502544180 Cap. Social €107.500.000
Inscrito na C.R.C de Lisboa sob o nº 2424
Sociedade Aberta

News release

vodafone™

Wednesday 6th February 2002

Vodafone Ferrari Alliance Moves Towards New Season

Vodafone Group Plc is delighted to back Ferrari's assault on the FIA Formula One World Championship, starting in the 2002 season.

The three-year sponsorship deal is the largest in Vodafone's history and is the first time that the group has been involved in a major global sponsorship.

Vodafone Chief Executive Sir Christopher Gent commented: "We are very much looking forward to supporting Formula One's top team in this 2002 season. Ferrari represents the pinnacle of success in this sport. It is a leader, not a follower and these are merits that are entirely appropriate to Vodafone. Both organisations are united by core values. Our sponsorship of Ferrari not only guarantees us maximum exposure, but allows us to develop a strong commercial partnership with Ferrari that will lead to some exciting product developments and promotional activities."

Vodafone has a customer base of over 100 million people, spanning five continents and 28 countries. The company, now the largest mobile telecommunications operator in the world, is a key partner to Scuderia Ferrari and is in discussions with the team about all their mobile telecommunication needs.

-ends-

Vodafone launches Music Box Service

Lisbon, 11 February 2002 – As from today, Vodafone in Portugal will be offering a Music Box Service to all its customers.

Through this Service, Vodafone is able to offer its customers the opportunity to dedicate pieces of music to people they love. The Music Box Service offers various categories of music: St. Valentine's, International Hits, Portuguese Hits, Soundtracks and Special Occasions. Customers can also add a personal message and programme the date and time for delivery of the message.

Vodafone customers can access the service by calling 1564. Calls cost € 0.30 a minute and sending a musical message (to any network) costs € 0.60.

The above prices include VAT at the applicable rate.

For further information, please contact Vodafone Telecel's Corporate Communications and Investor Relations Department on +351.800.910.400 or +351.210.915.252 (phone), +351.210.915.480 (fax) or by e-mail at press@vodafone.pt

Vodafone Telecel,
Comunicações Pessoais, S.A.
Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 21 091 50 00 Fax: 21 091 59 53

www.vodafone.pt